Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2013 Results

CHONGQING, China—November 22, 2013—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the third quarter of 2013.

Third Quarter 2013 Financial and Operating Highlights

•	Polysilicon shipments were approximately 1,288 metric tons (MT), exceeding original guidance by 29%. Wafer shipments were 7.5 million pieces. We also shipped 6.6 MT of multi-crystal silicon blocks to our customers.

•	Revenues were $29.6 million, compared to $27.8 million in the second quarter of 2013 and $21.1 million in the third quarter of 2012.

•	Gross loss was $3.9 million, compared to $10.2 million in the second quarter of 2013 and $10.8 million in the third quarter of 2012.

•	Gross margin was negative 13.3%, compared to negative 36.7% in the second quarter of 2013 and negative 51.1% in the third quarter of 2012. Excluding costs related to the polysilicon operations in Wanzhou, the non-GAAP gross margin was positive 9.8% in the third quarter of 2013, compared to negative 3.9% in the second quarter of 2013.

•	Operating loss was $5.0 million, compared to $175.0 million in the second quarter of 2013 and $15.7 million in the third quarter of 2012. Excluding costs related to the polysilicon operations in Wanzhou for both the second and third quarter, and excluding long-lived assets impairment charge in the second quarter, the Company’s non-GAAP operating income in the third quarter was positive $1.9 million, compared to non-GAAP operating loss of $7.4 million in the second quarter of 2013.

•	Net loss attributable to Daqo New Energy Corp. shareholders was $10.3 million, compared to $34.0 million in the second quarter of 2013 and $15.5 million in the third quarter of 2012.

•	Earnings per fully diluted ADS were negative $1.49, compared to negative $4.91 in the second quarter of 2013, and negative $2.46 in the third quarter of 2012.

•	EBITDA* were $6.8 million in the third quarter of 2013.

*	A non-GAAP measure which represents earnings before interest, taxes, depreciation and amortization

“In the third quarter of 2013, due to strong demands from our downstream customers, the actual shipment of polysilicon exceeded our original guidance by 29%. The shipment in the third quarter included 191 MT decrease in inventory balance. We have already booked out all of our remaining capacity through the end of the year. In September, we signed long-term agreements with three Chinese leading wafer manufacturers with the contracted volume accounted for over 70% of our current capacity from Xinjiang facilities. We believe with solar PV market continues to grow in the long run, the demand for high quality and low cost polysilicon will keep increasing.”

“In the third quarter of 2013, it was the first time for both of our Xinjiang polysilicon facilities and Wanzhou wafer facilities to achieve positive gross margin on stand-alone basis. It was also the first time since the first quarter of 2012 that we generated positive operating cash inflow on quarterly basis at the company level. Our operating cash flow improved from negative $24.3 million in the first quarter to positive $8.8 million in the third quarter of 2013. In the fourth quarter of 2013, we expect that our Xinjiang polysilicon facilities will break even, and our Wanzhou wafer facilities will improve its gross margin to high single digit.” Commented Dr. Gongda Yao, Chief Executive Officer of the Company.

“In October, our total production cost for polysilicon was reduced to $15.16/kg. We are currently in the final stage of the 6,150MT expansion project. We will start trial production by end of November and our total production cost will be lowered to $14/kg level when we complete the trail run.”

“To best leverage our technical expertise and take advantage of the low utility cost in Xinjiang, the Board has officially approved our plan to further expand our capacity in Xinjiang from 6,150MT to 12,000 MT. We have already formed a dedicated team and started initial preparation works. We expect to complete the project and start pilot production by the end of 2014. Our cost will be further reduced to the level of $12/kg when we fully ramp up the capacity.” Dr. Yao concluded.

Third Quarter 2013 Results

Revenues

Revenues were $29.6 million, compared to $27.8 million in the second quarter of 2013 and $21.1 million in the third quarter of 2012.

The Company generated revenues of $22.9 million from polysilicon, compared to $16.4 million in the second quarter of 2013, and $19.4 million in the third quarter of 2012. The increase from the second quarter of 2013 was primarily due to higher sales volume and higher average selling prices.

The Company generated $6.0 million from sales of wafers, compared to $7.1 million in the second quarter of 2013 and $0.7 million in the third quarter of 2012. The decrease from the second quarter of 2013 was primarily due to lower sales volume.

The Company also generated $0.7 million from other businesses, such as sales of multi-crystal silicon blocks.

Gross loss and margin

Gross loss was $3.9 million, compared to $10.2 million in the second quarter of 2013 and $10.8 million in the third quarter of 2012.

Gross margin was negative 13.3%, compared to negative 36.7% in the second quarter of 2013 and negative 51.1% in the third quarter of 2012. Gross margin improved from the second quarter of 2013 primarily due to the increased sales volume, higher average selling prices and reduced production cost for polysilicon.

Excluding costs related to the polysilicon operations in Wanzhou, the non-GAAP gross margin was 9.8% in the third quarter of 2013, compared to negative 3.9% in the second quarter of 2013.

Selling, general and administrative expenses

Selling, general and administrative expenses were $3.8 million, compared to $6.2 million in the second quarter of 2013 and $5.1 million in the third quarter of 2012. The decrease in selling, general and administrative expenses from the second quarter of 2013 was primarily due to higher bad debt provision in the second quarter of 2013.

Research and development expenses

Research and development expenses were $0.8 million, compared to $1.0 million in the second quarter of 2013 and $0.3 million in the third quarter of 2012.

Other operating income

Other operating income was $3.6 million, compared to $0.9 million in the second quarter of 2013 and $0.6 million in the third quarter of 2012. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating loss and margin

As a result of the foregoing, operating loss was $5.0 million, compared to $175.0 million in the second quarter of 2013 and $15.7 million in the third quarter of 2012.

Operating margin was negative 16.8%, compared to negative 628.4% in the second quarter of 2013 and negative 74.2% in the third quarter of 2012. Excluding costs related to the polysilicon operations in Wanzhou for both the second and third quarter, and excluding long-lived assets impairment charge in the second quarter associated with the Wanzhou polysilicon operations, the Company’s non-GAAP operating income in the third quarter was positive $1.9 million, compared to non-GAAP operating loss of $7.4 million in the second quarter of 2013.

EBITDA* were $6.8 million in the third quarter of 2013.

*	A non-GAAP measure which represents earnings before interest, taxes, depreciation and amortization

Net Interest expense

Net interest expense was $4.9 million, compared to $4.9 million in the second quarter of 2013 and $3.8 million in the third quarter of 2012.

Income tax expense / (benefit)

Income tax expense was $1.1 million, compared to $0.1 million in the second quarter of 2013. The income tax benefit was $5.5 million in the third quarter of 2012.

Net loss attributable to our shareholders and earnings per ADS

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $10.3 million in the third quarter of 2013, compared to $34.0 million in the second quarter of 2013 and $15.5 million in the third quarter of 2012.

Earnings per fully diluted ADS were negative $1.49 in the third quarter of 2013, compared to negative $4.91 in the second quarter of 2013, and negative $2.46 in the third quarter of 2012.

Financial Condition

As of September 30, 2013, the Company had $19.5 million in cash and cash equivalents and restricted cash, compared to $10.8 million as of June 30, 2013 and $17.3 million as of December 31, 2012.

As of September 30, 2013, the accounts receivable balance was $11.8 million, compared to $16.5 million as of June 30, 2013. As of September 30, 2013, the notes receivable balance was $11.9 million, compared to $9.0 million as of June 30, 2013. As of September 30, 2013, total borrowings were $262.6 million, of which $137.0 million were long-term borrowings, compared to total borrowings of $266.1 million, including $144.4 million long-term borrowings as of June 30, 2013.

Cash Flows

For the nine months ended September 30, 2013, the year-to-date net cash used in operating activities is $16.8 million, compared to $9.5 million in the same period of 2012. In the third quarter of 2013, it was the first time since the first quarter of 2012 that we achieved positive operating cash inflow on quarterly basis. The operating cash flows were $8.8 million, negative $1.3 million and negative $24.3 million in the third, second and first quarter of 2013 respectively.

The year-to-date net cash used in investing activities is $12.1 million, compared to $118.6 million in the same period of 2012. The majority of the expenses related to the construction of Xinjiang polysilicon facilities were paid in 2012.

Year-to-date net cash provided by financing activities is $33.1 million, compared to $59.9 million in the same period of 2012. For the nine months ended September 30, 2013, the company received $83.4 million in financial support from Daqo Group, a related party, compared to $5.4 million in the same period of 2012. For the nine months ended September 30, 2013, the company repaid bank borrowings of $121.4 million, compared to $73.5 million in the same period of 2012. For the nine months ended September 30, 2013, the company received proceeds from bank borrowings of $71.0 million, compared to $128.2 million in the same period of 2012.

Outlook for Fourth Quarter 2013

For the fourth quarter of 2013, the Company expects to ship 1,200 MT of polysilicon. The Company also expects to ship approximately 13.5 million pieces of wafer. In the fourth quarter, we don’t expect to ship multi-crystal silicon ingots and blocks, which instead will be used internally for wafer slicing. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

About Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Daqo uses in this press release non-GAAP operating loss and non-GAAP operation margin, which exclude costs related to the idle polysilicon facilities in Wanzhou and long-lived asset impairment and EBITDA. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Daqo believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Daqo’s historical performance and assists management’s financial and operational decision making. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP financial measures to comparable GAAP measures”.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on November 22, 2013.

The dial-in details for the live conference call are as follows:

United States:	1-877-870-4263
International:	1-412-317-0790
China Mainland: Hong Kong:	4001-201203 800-905945

The conference ID number is 10037265

You can also listen to the conference call via Webcast through the URL:

http://www.visualwebcaster.com/event.asp?id=97086

A replay of the call will be available 1 hour after the end of the conference through November 29, 2013 at 9:00am ET.

The conference call replay numbers are as follows:

United States:	1-877-344-7529
International:	1-412-317-0088

The conference ID number for accessing the recording is 10037265.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2013 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statements of Operations and Comprehensive Loss

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Sep 30, 2013	Jun 30, 2013	Sep 30, 2012

Revenues	$29,636	$27,840	$21,117
Cost of revenues	(33,585)	(38,062)	(31,909)

Gross loss	(3,949)	(10,222)	(10,792)
Operating expenses
Selling, general and administrative expenses	(3,792)	(6,199)	(5,137)
Research and development expenses	(814)	(993)	(300)
Other operating income	3,567	887	569
Impairment of long-lived assets	—	(158,425)	—

Total operating expenses	(1,039)	(164,730)	(4,868)

Loss from operations	(4,988)	(174,952)	(15,660)
Interest expense	(4,941)	(4,931)	(3,817)
Interest income	30	46	212
Foreign exchange gain (loss)	—	8	(20)

Loss before income taxes	(9,899)	(179,829)	(19,285)
Income tax benefit/(expense)	(1,073)	(139)	5,450

Net loss from continuing operations	(10,972)	(179,968)	(13,835)
Loss from discontinued operations	—	—	(260)

Net loss	(10,972)	(179,968)	(14,095)
Net loss attributable to noncontrolling interest	(671)	(146,001)	(1,448)

Net loss attributable to Daqo New Energy Corp. shareholders	$(10,301)	$(33,967)	$(15,543)

Net loss	(10,971)	(179,968)	(14,095)
Other comprehensive income:
Foreign currency translation adjustments	343	2,992	3,428

Total other comprehensive income	343	2,992	3,428

Comprehensive loss	(10,628)	(176,976)	(10,667)
Comprehensive loss attributable to noncontrolling interest	(695)	(144,888)	(2,991)

Comprehensive loss attributable to Daqo New Energy Corp. shareholders	$(9,933)	$(32,088)	$(13,658)

Loss per ADS
—Continuing operations	(1.49)	(4.91)	(2.21)
—Discontinued operations	—	—	(0.25)

Basic	(1.49)	(4.91)	(2.46)

—Continuing operations	(1.49)	(4.91)	(2.21)
—Discontinued operations	—	—	(0.25)

Diluted	(1.49)	(4.91)	(2.46)

Weighted average ADS outstanding
Basic	6,924,542	6,915,097	7,017,396
Diluted	6,924,542	6,915,097	7,017,396

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Sep 30, 2013	Jun 30, 2013	Dec. 31, 2012

ASSETS:
Current Assets:
Cash and cash equivalents	$10,771	$6,679	$6,679
Restricted cash	8,703	4,100	10,650
Accounts receivable, net	11,811	16,534	27,823
Notes receivable	11,877	9,041	4,631
Prepaid expenses and other current assets	24,270	25,774	23,934
Advances to suppliers	1,580	631	738
Inventories	11,780	13,311	15,136
Amount due from related party	11,726	11,901	6,562
Deferred tax assets-current	64	364	358

Total current assets	92,580	88,335	96,511
Property, plant and equipment, net	495,719	506,927	677,895
Prepaid land use right	36,840	36,327	36,158
Deferred tax assets	163	934	1,057
Other non-current assets	172	4,189	4,687

TOTAL ASSETS	625,474	636,712	816,308

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	125,548	121,713	120,281
Accounts payable	14,981	15,746	12,346
Note payable	5,130	3,585	21,334
Advances from customers	24,836	27,871	29,396
Payables for purchases of property, plant and equipment	39,958	45,135	45,469
Accrued expenses and other current liabilities	8,615	7,872	7,617
Amount due to related party	108,285	99,455	23,708
Income tax payable	163	163	160

Total current liabilities	327,516	321,540	260,311

Long-term borrowings	137,036	144,431	187,521
Payables for Purchases of Property, Plant and Equipment	—	—	1,126
Deferred government grant	26,899	26,609	26,472

TOTAL LIABILITIES	491,451	492,580	475,430

EQUITY:

Ordinary shares	17	17	17
Treasury stock	(399)	(495)	(495)
Additional paid-in capital	146,083	145,660	144,756
Retained earnings (accumulated losses)	(24,653)	(14,355)	38,276
Accumulated other comprehensive income	22,477	22,112	19,551

Total Daqo New Energy Corp.’s shareholders’ equity	143,525	152,939	202,105

Noncontrolling interest	(9,502)	(8,807)	138,773

Total equity	134,023	144,132	340,878

TOTAL LIABILITIES & EQUITY	625,474	636,712	816,308

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended September 30,
	2013	2012
Operating Activities:
Net loss	$(212,811)	$(37,499)
Adjustments to reconcile net loss to net cash used in operating activities:
Long-lived assets impairment	158,425	—
Share-based compensation	1,289	1,912
Inventory write-down	5,306	2,488
Allowance for doubtful accounts	4,230	842
Depreciation of property, plant and equipment	40,275	27,234

Changes in operating assets and liabilities:
Accounts receivables	12,115	(9,228)
Notes receivables	(7,031)	447
Prepaid expenses and other current assets	105	(7,944)
Advances to suppliers	(816)	1,613
Inventories	(422)	7,963
Amount due from related parties	(5,012)	7,879
Prepaid land use rights	(35)	(5)
Other non-current assets	4,592	(574)
Accounts payable	2,382	671
Notes payable	(16,366)	18,989
Accrued expenses and other current liabilities	847	2,259
Income tax payable	—	(9,433)
Advances from customers	(5,074)	(9,070)
Deferred government subsidies	(48)	—
Deferred tax assets	1,212	(7,895)
Other Long term liabilities	—	(130)

Net cash used in operating activities	(16,837)	(9,481)

Investing activities:
Purchases of property, plant and equipment	(14,150)	(102,554)
Increase/(decrease) in restricted cash	2,054	(18,717)
Disposition of Nanjing Daqo, net of cash disposed	—	2,656

Net cash used in investing activities	(12,096)	(118,615)

Financing activities:
Cash received from related parties	83,372	5,406
Proceeds from bank borrowings	70,964	128,213
Repayment of bank borrowings	(121,374)	(73,509)
Cash received from exercise of options	159	—
Purchase and retirement of treasury shares	—	(225)

Net cash provided by financing activities	33,121	59,885
Effect of exchange rate changes	(96)	(324)

Net increase (decrease) in cash and cash equivalents	4,092	(68,535)
Cash and cash equivalents at the beginning of the year	6,679	92,697

Cash and cash equivalents by September 30	10,771	24,162

Daqo New Energy Corp.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures (US dollars in thousands)

	Three months Ended
	September 30, 2013	June 30, 2013	September 30, 2012

Gross margin	-13.3%	-36.7%	-51.1%
Costs related to the Wanzhou polysilicon operations	23.5%	32.8%	—

Non-GAAP gross margin	9.8%	-3.9%	-51.1%

	Three months Ended
	September 30, 2013	June 30, 2013	September 30, 2012

Loss from operations	(4,988)	(174,952)	(15,660)
Add back: Impairment of long-lived assets	—	158,424	—
Expenses related to the Wanzhou polysilicon operations	6,858	9,133

Non-GAAP income (loss) from operations.	1,870	(7,395)	(15,660)

	Three months Ended
	September 30, 2013	June 30, 2013	September 30, 2012

Net loss	(10,971)	(179,968)	(14,095)
Income tax expense/(benefit)	1,073	139	(5,450)
Interest expense	4,941	4,931	3,817
Interest income	(30)	(46)	(212)
Depreciation	11,778	14,279	8,163

EBITDA (non-GAAP)	6,791	(160,665)	(7,777)

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.